Filed Pursuant to Rule 433
Registration No. 333-115248

CFC Member Capital Securities
“Invest in Your Future™”

Once again, CFC is offering a unique way to share in our cooperative success and plan for the future. They’re called CFC Member Capital Securities. They’re available only to members and they’re available now.

WHAT ARE MEMBER CAPITAL SECURITIES?

CFC Member Capital Securities are an easy way for you to invest in CFC. Just as the original members of CFC invested in their future about 40 years ago, you now have the opportunity to invest in your future and help CFC raise capital in the marketplace at the same time. All CFC voting members—including RUS borrowers—are eligible to purchase them. The minimum denomination will be $25,000, and will increase in multiples of $5,000. Interest on this long-term investment will be paid twice a year in April and October. The applicable fixed interest rate will be set daily and can be found on the CFC Extranet, the members-only portion of the CFC Web site.

Most importantly, when you invest in CFC Member Capital Securities, CFC will treat your investment as equity in your CFC debt-to-equity ratio. That means the certificates you buy will help you in two ways: first, by reducing—or even eliminating—your need to buy LCTCs with your next loan from CFC; and second, by helping your finance cooperative maintain a strong members’ investment position. Why is that so important? Through your continued support, CFC can more easily access the capital markets on your behalf. That gives CFC additional leverage to help secure funding for your next round of growth.

ARE YOU READY TO “INVEST IN YOUR FUTURE™”?

Investing in Member Capital Securities is easy to do. Start by reading the prospectus and the term sheet on the CFC Web site. You’ll find a CFC Member Capital Securities Quick Link on the CFC Extranet Home Page. All the information you need—including a list of Frequently Asked Questions—to help you make your decision will be right there.

Then when you’re ready to make your investment, call the CFC Investment Line at 800-424-2954 ext 6731. Just tell them you would like to “Invest in Your Future™” with CFC Member Capital Securities.

 National Rural Utilities Cooperative Finance Corporation (CFC)
Member Capital Securities

Issuer	National Rural Utilities Cooperative Finance Corporation (CFC)

Offerees	Voting Members of CFC

Minimum Investment	$25,000, multiples of $5,000 in excess thereof

Price of Certificate	100% of Principal

Maturity	35 years

Restriction on Purchase and Transfer	Member Capital Securities can be transferred with CFC’s prior written consent to a voting CFC member

Ratings	Member Capital Securities are not rated

Voting Rights	Member Capital Securities do not contain voting rights

Listing	Member Capital Securities are not and will not be listed

Optional Redemption
Callable by CFC, in whole or in part, at any time after five years from the date of issuance at 100% of the principal amount to be redeemed together with accrued and unpaid interest to the redemption date

Interest Rate Types
The rate can be fixed or variable, as posted daily on CFC’s website (http://www.nrucfc.coop)
Rates will be as published by CFC, based on the following:
• Fixed: 360 day year of 12 30-day month (30/360)
• Variable: Actual/360 day year

Interest Payments	Each April 1 and October 1 and at maturity If interest date falls on a non-business day, the interest will be paid on the succeeding business day.

Record Dates	▪ March 15 ▪ September 15

Subordination
Member Capital Securities are subordinated to:
o Senior Indebtedness of CFC
o Subordinated Indebtedness holdable by or transferable to non-members of CFC
The Member Capital Securities rank equally with:
o CFC member subordinated certificates
o Unretired Patronage Capital

Payment Restriction
Payments will not be made if:
• Default by CFC in payment of principal or mandatory prepayments of or premium, if any, sinking funds or interest on any senior indebtedness or subordinated indebtedness; or,
• An event of default (other than a default in the payment of principal, premium, if any, mandatory prepayments, sinking funds or interest) with respect to any senior indebtedness or subordinated indebtedness as defined herein or in the instrument under which the same is outstanding permitting the holders thereof (or of the indebtedness secured thereby) to accelerate the maturity thereof (or of the indebtedness secured thereby), and such event of default shall not have been cured or waived or shall not have ceased to exist.

Interest Deferral Options
• Interest on Member Capital Securities can be deferred for up to 10 consecutive interest payment periods.
• Interest that has accrued and not been paid must be paid in full at the end of the deferral period
• During a deferral period, CFC may not declare or make any payment in regard to a members’ subordinated certificate, equity, or patronage capital
• Additional deferral of interest may be made before the termination of any deferral period, as long as it does not exceed 10 consecutive interest payment periods or exceed the maturity of the Member Capital Securities.
• Upon payment of all amounts due and the deferral period’s termination, CFC can select a new deferral period based on the parameters above.

Interest Rate Deferral Notice	• Member Capital Securities holders will be given 10 business days notice before the earlier of: o Next interest payment date o Required notice date of record or payment of interest

CFC Member Capital Securities

Frequently Asked Questions

We hope the following will answer any questions you have about the CFC Member Capital Securities. If not, please feel free to contact the CFC Investment Line at 800-424-2954, ext 6731. Just tell them, “I want to find out more about the CFC Member Capital Securities.”

Question	Why is CFC offering this investment now?
Answer
As we all know, credit markets are tight. Yet many cooperatives still have plans to grow to meet the increasing needs of their members. CFC Member Capital Securities are intended to allow CFC to leverage your investment with the capital markets to access the funds you and many other electric cooperatives need. How much will this provide? Actually, for every $125 million members invest, we may be able to access up to $1 billion in financing.

Question	Why would my co-op want to buy this certificate as opposed to investing in something like CFC Medium-Term Notes?
Answer
There are a number of reasons why. First, the rate of return on this issuance of the CFC Member Capital Securities investment will usually be greater than what you’d earn on a CFC Medium-Term Note. To find out exactly what the interest rate on CFC Member Capital Securities will be, visit the members-only Extranet portion of the CFC Web site. Second, CFC will treat your investment in CFC Member Capital Securities as equity in your CFC debt-to-equity ratio, reducing—or even eliminating—your need to buy LCTCs with your next loan from CFC. Finally, this investment also helps CFC, your finance cooperative, maintain a strong members’ investment position.

Question	What if we have an emergency where we need cash to operate the business? Can we sell these certificates back to CFC to get the funds we need?
Answer
CFC has always been there for our members in their time of need. That’s a promise we make and will always keep. It’s also why we created Lines of Credit and a fast, easy way to gain access to these line of credit funds online almost any time.
Since the CFC Member Capital Securities are investments with a clear maturity date, they can’t be accessed until they mature.

Question	Are there any special eligibility requirements my co-op must meet?
Answer	Yes. In order to invest in CFC Member Capital Securities, you must be a voting member of CFC.

Question	I saw a variable rate option mentioned in the prospectus. Other than the current rate and term mentioned on the Web site are any other interest rate or term options available?
Answer	Currently only the fixed interest rate option with a term of 35 years is available for this product.

Question	Who do I call to make this investment?
Answer	Please call the CFC Investment Line at 800-424-2954, ext 6731. CFC staff will be happy to walk you through the investment process.

Question	Is there a minimum or maximum amount we can invest?
Answer
Yes, a minimum amount of $25,000 is required. Increments of $5,000 can be used to increase your investment to any amount you’d like since there is no limit on the maximum you can invest, other than the maximum aggregate offering amount described below.

Question	We’re an RUS borrower. Is this investment allowed under RUS rules?
Answer	Yes it is.

Question	Is there a limited offering amount? In other words, do we have to make a decision to invest now or can we wait six months to see how the economy improves?
Answer
The first issuance of this investment opportunity will be limited to $165 million. That could allow us to gain access to up to $1 billion in funds for our members. A new offering is scheduled to be filed in early December that could allow us to gain access to as much as $4 billion in funds. Once we reach a pre-set limit, this investment may not be available until we file another offering. As to how long it will take to reach that amount, we’re really not sure.

Question	If we invest in these certificates will my co-op also have to buy LCTCs if we advance on a CFC loan?
Answer
That all depends on your cooperative’s debt-to-equity ratio when you’re ready to advance, but CFC will treat your investment in CFC Member Capital Securities as equity for that purpose. Contact your CFC Regional Vice President or your Associate Vice President in Herndon to discuss the specifics of your situation.

Question	If we are asked to buy LCTCs when we advance on our loan, why would we want to buy these certificates instead?
Answer
For a number of members, the CFC Member Capital Securities will offer a better return on your investment. In addition CFC Member Capital Securities support CFC’s long-term goal of providing funding for our members when the credit market tightens.

Question	A number of banks seem to be a little shaky right now. In fact, several have closed recently. Will this investment be insured?
Answer	This investment, like most others, will not be insured.

Question	Can we sell or “transfer” these certificates to others?
Answer	Actually, you can with certain conditions. CFC Member Capital Securities may only be transferred to voting members of CFC and may only be transferred with CFC’s prior approval.

CFC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents CFC has filed with the SEC for more complete information about CFC and this offering. You can get a free copy of these documents by calling 800-424-2954 ext 6731 or by visiting www.nrucfc.coop or at www.sec.gov.